FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 8, 2013;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2013; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2013.

May 8, 2013

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FIRST QUARTER 2013

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2013. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

First quarter 2013 highlights

➢	Revenues down slightly by $9.5 million (-0.9%) from the first quarter of 2012 to $1.05 billion.

➢	Operating income[1] up $0.1 million to $320.4 million.

➢	Net income attributable to shareholders: $35.6 million ($0.57 per basic share) compared with $71.4 million ($1.13 per basic share) in the first quarter of 2012, a decrease of $35.8 million ($0.56 per basic share).

➢

Adjusted income from continuing operations[2]: $33.1 million in the first quarter of 2013 ($0.53 per basic share) compared with $37.8 million ($0.60 per basic share) in the first quarter of 2012, a decrease of $4.7 million ($0.07 per basic share).

➢	Telecommunications segment’s revenues up $23.0 million (3.6%) and operating income up $14.3 million (4.7%) in the first quarter of 2013.

➢	All major services of Videotron Ltd. (“Videotron”) increase their revenues in the first quarter of 2013: mobile telephony ($12.4 million or 33.0%), Internet access ($7.1 million or 3.7%), cable telephony ($4.0 million or 3.6%) and cable television ($3.9 million or 1.5%).

➢

Videotron’s revenue-generating units[3] up 31,100 in the first quarter of 2013 (compared with an increase of 30,200 in the same period of 2012) and up 222,700 (4.7%) in the 12-month period ended March 31, 2013.

➢	Net increase of 18,300 subscriber connections to the mobile telephone service in the first quarter of 2013; the service passes the break-even point for the first time since it was launched, based on operating income.

➢	Robert Dépatie, President and Chief Executive Officer of Videotron since 2003, takes over from Pierre Karl Péladeau as President and Chief Executive Officer of Quebecor and of Quebecor Media. Mr. Péladeau becomes Chairman of the Board of Quebecor Media and Vice Chairman of the Board of Quebecor. He will also take responsibility for some of the Corporation’s strategic files.

➢	Manon Brouillette, President, Consumer Market, of Videotron, is appointed President and Chief Operating Officer of the subsidiary. Robert Dépatie remains Chief Executive Officer of Videotron.

“We are very satisfied with Videotron’s results, which continued showing healthy improvement in the first quarter of 2013,” said Robert Dépatie. “Our revenues rose by $23.0 million and our operating income grew by $14.3 million, increases of 3.6% and 4.7% respectively in comparison with the first quarter of 2012. Revenues from all of Videotron’s main services were up, led by the mobile telephony service, which increased its revenues by $12.4 million or 33.0% from the same quarter of 2012. Videotron’s average monthly revenue per user increased by $5.31 to $114.49.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

“In the first quarter of 2013, a little more than two years after its launch, the mobile service passed the break-even point, based on operating income, a very strong performance given the highly competitive environment. The service continued making substantial gains, adding 18,300 subscriber connections in the first quarter of 2013 to bring the total to 420,900. Videotron stepped up the overall pace of growth in revenue-generating units, adding 31,100 in the first quarter of 2013 compared with an increase of 30,200 in the same quarter of 2012. Meanwhile, the illico Club Unlimited service has already signed up 40,000 subscribers since its launch at the end of February 2013, while illico TV new generation, introduced in March 2012, has passed the 700,000-subscriber mark.”

“Unfortunately, in the News Media segment, the latest cost-containment initiatives did not make up for the decrease in revenues during the quarter, which was more significant than in previous periods,” commented Pierre Karl Péladeau. “In addition to intense competition from new media, traditional newspapers are also facing large reductions in advertising spending by local and national advertisers. Despite signs of a potential recovery in advertising spending in the coming quarters, News Media segment management took immediate steps to adjust its cost structure again in light of the conditions experienced in the first quarter of 2013.”

In the Broadcasting segment, TVA Network’s hit show La Voix was a resounding success, registering exceptional ratings throughout its run from January 20 to April 14, 2013. The weekly galas drew an average audience of more than 2.6 million and an average market share of more than 57%. According to BBM Ratings, TVA Network had an overall market share of 24.5% in the first three months of 2013, more than its two main conventional rivals combined. Finally, under a partnership with CBC/Radio-Canada, the TVA Sports specialty service will enrich its content by becoming an official broadcaster of the 2014 FIFA World Cup BrazilTM and the 2014 Winter Olympics in Sochi.

“I am very pleased with Quebecor’s evolution and growth over the 14 years during which I had the privilege of serving as President and Chief Executive Officer,” said Pierre Karl Péladeau. “I thank all the colleagues who helped, guided and supported me in that position throughout the years. In view of Videotron management’s exceptional track record over the past 10 years, I have full confidence that Robert Dépatie’s arrival at the head of Quebecor will enable the Corporation to successfully continue its growth and development going forward, in the best interests of its customers, employees, business partners and shareholders.”

“I want to express my deepest gratitude to Serge Gouin, who is retiring after serving as Chairman of the Board of Quebecor Media since its creation in 2000,” said Françoise Bertrand, Chair of the Board of Quebecor. “His dedication and his generosity with his expertise and his time as Chairman of the Board and as a member of Quebecor Media’s Executive Committee made a vital contribution to the Corporation’s success.”

Table 1

Quebecor financial highlights, 2009 to 2013

(in millions of Canadian dollars, except per share data)

	2013[1]	2012[1]	2011[1]	2010[1]	2009[2]
Revenues	$1,052.1	$1,061.6	$988.4	$945.9	$903.3
Operating income	320.4	320.3	293.4	290.0	272.2
Net income attributable to shareholders	35.6	71.4	33.2	34.4	57.7
Adjusted income from continuing operations	33.1	37.8	34.8	42.9	43.1
Per basic share:
Net income attributable to shareholders	0.57	1.13	0.51	0.53	0.90
Adjusted income from continuing operations	0.53	0.60	0.54	0.66	0.67

[1]	Financial figures for 2010 to 2013 are presented in accordance with International Financial Reporting Standards (“IFRS”).
[2]	Financial figures for 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles.

2013/2012 First quarter comparison

➢	Revenues: $1.05 billion, a decrease of $9.5 million (-0.9%).

•

Revenues decreased in News Media ($25.5 million or -10.9% of segment revenues), Leisure and Entertainment ($6.3 million or -9.4%), Broadcasting ($2.4 million or -2.1%), and Interactive Technologies and Communications ($1.4 million or -3.8%).

•	Revenues increased in the Telecommunications segment ($23.0 million or 3.6%).

➢	Operating income: $320.4 million, an increase of $0.1 million.

•	Operating income increased in Telecommunications ($14.3 million or 4.7% of segment operating income) and there was a favourable variance in the Broadcasting segment ($5.1 million).

•

Operating income decreased in News Media ($10.0 million or -63.7%), Leisure and Entertainment ($2.0 million), Interactive Technologies and Communications ($1.7 million or -56.7%), and at Head Office ($5.6 million). The decrease at Head Office was due primarily to a gain on dispute settlement recognized in the first quarter of 2012.

•

The change in the fair value of Quebecor Media stock options resulted in a $4.4 million favourable variance in the consolidated stock-based compensation charge in the first quarter of 2013 compared with the same period of 2012.

➢	Net income attributable to shareholders: $35.6 million ($0.57 per basic share) compared with $71.4 million ($1.13 per basic share) in the first quarter of 2012, a decrease of $35.8 million ($0.56 per basic share).

•	The decrease was mainly due to:

•	$74.2 million unfavourable variance in the gain on valuation and translation of financial instruments;

•	$20.7 million increase in amortization charge;

•	$11.8 million increase in financial expenses.

Partially offset by:

•	favourable variance in 2013 due to recognition of a $14.5 million goodwill impairment charge in the first quarter of 2012;

•	favourable variance in 2013 due to $7.3 million loss on debt refinancing recorded in the first quarter of 2012.

➢	Adjusted income from continuing operations: $33.1 million in the first quarter of 2013 ($0.53 per basic share) compared with $37.8 million ($0.60 per basic share) in the first quarter of 2012, a decrease of $4.7 million ($0.07 per basic share).

Dividends

On May 7, 2013, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 18, 2013 to shareholders of record at the close of business on May 24, 2013. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2013 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2013 results on May 8, 2013, at 4:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 79504#. A tape recording of the call will be available from May 8 to June 14, 2013 by dialling 1 877 293-8133, conference number 957189#, access code for participants 79504#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2012.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 8, 2013, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX:QBR.A, TSX:QBR.B) is a holding company with a 75.4% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and mobile telephony. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting segment, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language conventional television network in Québec, a number of specialty channels, and, through Sun Media Corporation, the English-language SUN News channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (Publications TVA Inc.), book publishing and distribution (Sogides Group Inc., CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc., TVA Films), video game development (BlooBuzz Studios Inc. ), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc., Quebecor Media Network Inc.), outdoor advertising (Quebecor Media Out of Home), news content production and distribution (QMI Agency), and multiplatform advertising solutions (QMI Sales).

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill, loss on debt refinancing, and income tax. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income with net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating (loss) income:
Telecommunications	$317.3	$303.0
News Media	5.7	15.7
Broadcasting	(1.9)	(7.0)
Leisure and Entertainment	(1.7)	0.3
Interactive Technologies and Communications	1.3	3.0
Head Office	(0.3)	5.3

	320.4	320.3
Amortization	(162.7)	(142.0)
Financial expenses	(97.2)	(85.4)
Gain on valuation and translation of financial instruments	7.7	81.9
Restructuring of operations, impairment of assets and other special items	(1.6)	(1.1)
Impairment of goodwill	—	(14.5)
Loss on debt refinancing	—	(7.3)
Income taxes	(20.9)	(38.7)

Net income	$45.7	$113.2

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interests related to adjustments. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Adjusted income from continuing operations	$33.1	$37.8
Gain on valuation and translation of financial instruments	7.7	81.9
Restructuring of operations, impairment of assets and other special items	(1.6)	(1.1)
Impairment of goodwill	—	(14.5)
Loss on debt refinancing	—	(7.3)
Income taxes related to adjustments[1]	(3.3)	(13.3)
Net income attributable to non-controlling interest related to adjustments	(0.3)	(12.1)

Net income attributable to shareholders	$35.6	$71.4

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average monthly revenue per user

Average monthly revenue per user (“ARPU”) is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended March 31
(unaudited)	2013	2012
		(restated)
Revenues	$1,052.1	$1,061.6
Employee costs	271.9	277.6
Purchase of goods and services	459.8	463.7
Amortization	162.7	142.0
Financial expenses	97.2	85.4
Gain on valuation and translation of financial instruments	(7.7)	(81.9)
Restructuring of operations, impairment of assets and other special items	1.6	1.1
Impairment of goodwill	—	14.5
Loss on debt refinancing	—	7.3

Income before income taxes	66.6	151.9
Income taxes:
Current	24.2	5.5
Deferred	(3.3)	33.2

	20.9	38.7

Net income	$45.7	$113.2

Net income attributable to
Shareholders	$35.6	$71.4
Non-controlling interests	10.1	41.8

Earnings per share attributable to shareholders
Basic	$0.57	$1.13
Diluted	0.49	1.12

Weighted average number of shares outstanding (in millions)	62.3	63.5
Weighted average number of diluted shares (in millions)	75.3	63.7

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2013	2012
		(restated)
Net income	$45.7	$113.2

Other comprehensive income:
Items that may be reclassified to income:
Gain (loss) on translation of net investments in foreign operations	1.1	(0.4)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(25.9)	18.9
Deferred income taxes	0.8	2.3
Reclassification to income:
Other comprehensive gain related to cash flow hedges	—	(3.3)
Deferred income taxes	—	(1.2)

	(24.0)	16.3

Comprehensive income	$21.7	$129.5

Comprehensive income attributable to
Shareholders	$17.5	$80.3
Non-controlling interests	4.2	49.2

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

	Three months ended March 31, 2013
(in millions of Canadian dollars) (unaudited)	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total

Revenues	$668.8	$207.6	$113.0	$60.8	$35.2	$(33.3)	$1,052.1
Employee costs	95.5	81.6	37.6	14.2	25.0	18.0	271.9
Purchase of goods and services	256.0	120.3	77.3	48.3	8.9	(51.0)	459.8

Operating income[1]	317.3	5.7	(1.9)	(1.7)	1.3	(0.3)	320.4
Amortization							162.7
Financial expenses							97.2
Gain on valuation and translation of financial instruments							(7.7)
Restructuring of operations, impairment of assets and other special items							1.6

Income before income taxes							$66.6

Additions to property, plant and equipment	$145.6	$2.4	$5.3	$0.5	$0.8	$0.2	$154.8
Additions to intangible assets	13.2	1.0	0.6	0.7	—	0.1	15.6

	Three months ended March 31, 2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total

Revenues	$645.8	$233.1	$115.4	$67.1	$36.6	$(36.4)	$1,061.6
Employee costs	92.0	91.2	40.7	13.8	23.8	16.1	277.6
Purchase of goods and services	250.8	126.2	81.7	53.0	9.8	(57.8)	463.7

Operating income[1]	303.0	15.7	(7.0)	0.3	3.0	5.3	320.3
Amortization							142.0
Financial expenses							85.4
Gain on valuation and translation of financial instruments							(81.9)
Restructuring of operations, impairment of assets and other special items							1.1
Impairment of goodwill							14.5
Loss on debt refinancing							7.3

Income before income taxes							$151.9

Additions to property, plant and equipment	$183.5	$1.9	$5.3	$0.9	$1.1	$0.5	$193.2
Additions to intangible assets	18.9	2.8	0.6	0.7	—	(0.5)	22.5

1	The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing and income taxes.

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders					Equity attributable to non-controlling interests	Total equity
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other comprehensive income (loss)
Balance as of December 31, 2011, as previously reported	$339.5	$0.9	$—	$1,077.2	$8.6	$1,444.4	$2,870.6
Changes in accounting policies	—	—	—	48.4	(49.6)	(1.5)	(2.7)

Balance as of December 31, 2011, as restated	339.5	0.9	—	1,125.6	(41.0)	1,442.9	2,867.9
Net income	—	—	—	71.4	—	41.8	113.2
Other comprehensive income	—	—	—	—	8.9	7.4	16.3
Issuance of shares of a subsidiary	3.6	1.5	—	—	—	—	5.1
Repurchase of Class B shares	(0.1)	—	—	(0.3)	—	—	(0.4)
Dividends	—	—	—	(3.2)	—	(11.3)	(14.5)

Balance as of March 31, 2012	343.0	2.4	—	1,193.5	(32.1)	1,480.8	2,987.6
Net income	—	—	—	89.7	—	52.4	142.1
Other comprehensive loss	—	—	—	—	(7.8)	(2.3)	(10.1)
Repurchase of Class B shares	(7.9)	—	—	(30.0)	—	—	(37.9)
Acquisition of non-controlling interests	—	(0.1)	—	(619.2)	(10.4)	(870.3)	(1,500.0)
Issuance of convertible debentures	—	—	398.3	—	—	—	398.3
Dividends	—	—	—	(9.4)	—	(29.3)	(38.7)

Balance as of December 31, 2012	335.1	2.3	398.3	624.6	(50.3)	631.3	1,941.3
Net income	—	—	—	35.6	—	10.1	45.7
Other comprehensive loss	—	—	—	—	(18.1)	(5.9)	(24.0)
Repurchase of Class B shares	(1.2)	—	—	(5.0)	—	—	(6.2)
Dividends	—	—	—	(3.1)	—	(6.2)	(9.3)

Balance as of March 31, 2013	$333.9	$2.3	$398.3	$652.1	$(68.4)	$629.3	$1,947.5

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2013	2012
		(restated)
Cash flows related to operating activities
Net income	$45.7	$113.2
Adjustments for:
Amortization of property, plant and equipment	126.4	108.9
Amortization of intangible assets	36.3	33.1
Gain on valuation and translation of financial instruments	(7.7)	(81.9)
Impairment of goodwill	—	14.5
Loss on debt refinancing	—	7.3
Amortization of financing costs and long-term debt discount	3.1	3.7
Deferred income taxes	(3.3)	33.2
Other	2.2	1.9

	202.7	233.9
Net change in non-cash balances related to operating activities	(79.1)	2.6

Cash flows provided by operating activities	123.6	236.5

Cash flows related to investing activities
Additions to property, plant and equipment	(154.8)	(193.2)
Additions to intangible assets	(15.6)	(22.5)
Proceeds from disposals of assets	1.2	1.2
Other	0.4	—

Cash flows used in investing activities	(168.8)	(214.5)

Cash flows related to financing activities
Net change in bank indebtedness	(0.3)	(2.6)
Net change under revolving facilities	(5.7)	1.3
Issuance of long-term debt, net of financing fees	—	787.6
Repayments of long-term debt	(5.5)	(518.1)
Settlement of hedging contracts	(24.8)	(40.5)
Issuance of Class B shares	—	3.6
Repurchase of Class B shares	(6.2)	(0.4)
Dividends paid to non-controlling shareholders	(6.2)	(11.3)

Cash flows (used in) provided by financing activities	(48.7)	219.6

Net change in cash and cash equivalents	(93.9)	241.6
Cash and cash equivalents at beginning of period	228.7	143.5

Cash and cash equivalents at end of period	$134.8	$385.1

Cash and cash equivalents consist of
Cash	$11.5	$7.9
Cash equivalents	123.3	377.2

	$134.8	$385.1

Interest and taxes reflected as operating activities
Cash interest payments	$23.6	$21.4
Cash income tax payments (net of refunds)	36.3	5.1

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2013	December 31 2012
		(restated)
Assets

Current assets
Cash and cash equivalents	$134.8	$228.7
Accounts receivable	542.5	578.7
Income taxes	30.5	10.6
Inventories	252.0	255.5
Prepaid expenses	56.0	38.0

	1,015.8	1,111.5
Non-current assets
Property, plant and equipment	3,392.1	3,405.8
Intangible assets	932.0	956.7
Goodwill	3,372.8	3,371.6
Derivative financial instruments	51.8	35.7
Deferred income taxes	19.2	23.9
Other assets	105.0	102.6

	7,872.9	7,896.3

Total assets	$8,888.7	$9,007.8

Liabilities and equity

Current liabilities
Bank indebtedness	$1.0	$1.3
Accounts payable and accrued charges	669.1	804.5
Provisions	37.5	45.9
Deferred revenue	295.0	289.0
Income taxes	39.9	33.9
Derivative financial instruments	118.8	28.5
Current portion of long-term debt	22.2	22.2

	1,183.5	1,225.3
Non-current liabilities
Long-term debt	4,556.6	4,507.8
Derivative financial instruments	132.6	270.1
Other liabilities	483.2	469.2
Deferred income taxes	585.3	594.1

	5,757.7	5,841.2
Equity
Capital stock	333.9	335.1
Contributed surplus	2.3	2.3
Equity component of convertible debentures	398.3	398.3
Retained earnings	652.1	624.6
Accumulated other comprehensive loss	(68.4)	(50.3)

Equity attributable to shareholders	1,318.2	1,310.0
Non-controlling interests	629.3	631.3

	1,947.5	1,941.3

Total liabilities and equity	$8,888.7	$9,007.8

6

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2013

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2013

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2013	2012	2013	2012
Net income per share (basic)	$0.57	$1.13	$0.57	$1.13

Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.53	$0.60	$0.53	$0.60

Reconciliation of net income per share

	1st Quarter		YTD
	2013	2012	2013	2012
Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.53	$0.60	$0.53	$0.60
Other adjustments[1]:
Unusual items	(0.01)	(0.01)	(0.01)	(0.01)
Gain on valuation and translation of financial instruments	0.05	0.54	0.05	0.54

Total	0.04	0.53	0.04	0.53

Reported net income per share (basic)	$0.57	$1.13	$0.57	$1.13

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2013

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2015 (availability: $150)		$60.6
Mortgage loan due in 2017		34.5

		$95.1

Quebecor Media Inc.
Revolving credit facility due in 2016 (availability: $300)		—
Export financing due in 2015		$26.6
7 3/4% Senior Notes due in 2016		644.8
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		863.6
6 5/8% Senior Notes due in 2023		500.0

		2,360.0

Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing due in 2018		58.9
6 3/8% Senior Notes due in 2015		177.6
9 1/8% Senior Notes due in 2018		719.5
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		812.8

		2,368.8

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		0.3
Term Loan due in 2014		75.0

		75.3

Total Quebecor Media Inc.		$4,804.1

TOTAL LONG TERM DEBT		$4,899.2

Bank indebtedness		1.0
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI [1]		500.0
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		202.9

Cash and cash equivalents:
Quebecor Inc.		—
Quebecor Media Inc.		134.8
Videotron Ltd.	$104.5
Other 100% owned subsidiaries	27.1
TVA Group Inc.	3.2

		$134.8

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2013, subject to a floor price of $38.50 and a ceiling price of $48.125.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2013

Operating Results

	2013	2012
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Homes Passed (‘000)	2,710.0	2,701.2	2,690.6	2,681.1	2,666.7
Basic Subscribers (‘000)	1,849.2	1,855.0	1,852.9	1,837.9	1,854.0
Basic Penetration	68.2%	68.7%	68.9%	68.6%	69.5%
Digital Set-Top Boxes (‘000)	2,395.9	2,345.2	2,268.2	2,196.6	2,161.9
Digital Subscribers (‘000)	1,500.3	1,484.6	1,457.8	1,425.0	1,417.5
Digital Penetration	81.1%	80.0%	78.7%	77.5%	76.5%
Cable Internet Subscribers (‘000)	1,397.3	1,387.7	1,369.6	1,341.1	1,340.5
Cable Internet Penetration	75.6%	74.8%	73.9%	73.0%	72.3%
Cable Telephony Subscribers (‘000)	1,274.0	1,264.9	1,249.7	1,223.4	1,212.5
Cable Telephony Penetration	68.9%	68.2%	67.4%	66.6%	65.4%
Internet over wireless (‘000)	7.0	7.1	7.4	6.8	5.9
Mobile Telephony Subscribers (‘000)	420.9	402.6	378.3	347.6	312.8
Revenue Generating Units (‘000)	4,948.4	4,917.3	4,857.9	4,756.8	4,725.7

	1st Quarter			YTD
(in millions)	2013	2012	VAR	2013	2012	VAR
Revenues	$668.8	$645.8	3.6%	$668.8	$645.8	3.6%
Cable Television	272.0	268.0	1.5%	272.0	268.0	1.5%
Internet	198.4	191.4	3.7%	198.4	191.4	3.7%
Cable Telephony	115.7	111.7	3.6%	115.7	111.7	3.6%
Mobile Telephony	49.9	37.6	32.7%	49.9	37.6	32.7%
Business Solutions	15.8	16.9	-6.5%	15.8	16.9	-6.5%
Other	17.0	20.2	-15.8%	17.0	20.2	-15.8%

EBITDA	$317.3	$303.0	4.7%	$317.3	$303.0	4.7%
EBITDA Margin (%)	47.4%	46.9%		47.4%	46.9%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$62.3	$41.9		$62.3	$41.9
Scalable Infrastructure	44.6	75.0		44.6	75.0
Line Extensions	10.4	22.4		10.4	22.4
Upgrade / Rebuild	19.3	29.3		19.3	29.3
Support Capital and Other	22.2	33.8		22.2	33.8

Total	$158.8	$202.4	-21.5%	$158.8	$202.4	-21.5%

Cable Television ARPU	$48.95	$48.08		$48.95	$48.08
Total ARPU	$114.49	$109.18		$114.49	$109.18
Mobile Telephony Acquisition Costs	$473	$512

NEWS MEDIA

Supplementary Disclosure

March 31, 2013

Operating Results

	1st Quarter			YTD
	2013	2012	VAR	2013	2012	VAR
Linage (‘000)
Urban Dailies	30,357	34,749	-12.6%	30,357	34,749	-12.6%

(in millions)
Revenues	$207.6	$233.1	-10.9%	$207.6	$233.1	-10.9%
Advertising	134.6	156.9	-14.2%	134.6	156.9	-14.2%
Circulation	38.7	40.9	-5.4%	38.7	40.9	-5.4%
Digital	9.1	9.9	-8.1%	9.1	9.9	-8.1%
Other	25.2	25.4	-0.8%	25.2	25.4	-0.8%

Urban Dailies	$108.9	$122.7	-11.2%	$108.9	$122.7	-11.2%
Community Newspapers	81.3	93.1	-12.7%	81.3	93.1	-12.7%
Other	54.7	58.7	-6.8%	54.7	58.7	-6.8%
Eliminations	(37.3)	(41.4)	n.m.	(37.3)	(41.4)	n.m.

EBITDA	$5.7	$15.7	-63.7%	$5.7	$15.7	-63.7%
EBITDA Margin (%)	2.7%	6.7%		2.7%	6.7%

Change in Newsprint Expense			-11.2%			-11.2%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2013

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2013

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2013, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2013 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: May 9, 2013